SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                     ------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 5)

                             Kaiser Ventures, Inc.
                             ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share

                         (Title of Class of Securities)

                                   483088 10 0
                   -----------------------------------------
                                 (CUSIP Number)

                           Ronald E. Bitonti, Chairman
                            Administrative Committee
             New Kaiser Voluntary Employees' Beneficiary Association
                           9810 Sierra Avenue, Suite A
                                Fontana, CA 92335
                                  909-356-3663
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 1999
           ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:. |_|

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

   CUSIP No.  483088 10 0            13D                       Page 2 of 5 Pages
              -----------

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  1     NAME OF REPORTING PERSONS    New Kaiser Voluntary Employees' Beneficiary
                                     Association
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                     33-033-0153
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                   (b)|_|

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS

        OO
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

        PURSUANT TO ITEM 2(d) or 2(e)                                 |_|

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
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     NUMBER OF        7     SOLE VOTING POWER
       SHARES                   1,116,987
                  -------- -----------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY                       -0-
                  -------- -----------------------------------------------------
        EACH          9     SOLE DISPOSITIVE POWER
     REPORTING                  1,116,987
                  -------- -----------------------------------------------------
      PERSON         10     SHARED DISPOSITIVE POWER
       WITH                          -0-
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,116,987
--------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                16.59%
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 14     TYPE OF REPORTING PERSONS*
                                  EP
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                                       2

   CUSIP No.  483088 10 0            13D                       Page 3 of 5 Pages
              ------------

Item 1.  Security & Issuer
--------------------------

         This statement relates to the common stock, par value $0.03 per share (the "Common Stock"), of Kaiser Ventures, Inc. (the "Company"). The Company's principal executive offices are located at 3633 East Inland Empire Blvd., Suite 850, Ontario, California 91764.

Item 2.  Identity & Background
------------------------------

         (a)  New  Kaiser  Voluntary  Employees'  Beneficiary  Association,   an
employee benefit trust.

         (b)      9810 Sierra Avenue, Suite A, Fontana, California 92335.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Organized in California.

Item 3.  Source & Amount of Funds & Other Consideration
-------------------------------------------------------

         Item 3 is hereby amended in its entirety to read as follows:

         The shares of Common Stock held by the VEBA were acquired pursuant to the post-bankruptcy reorganization of Kaiser Steel Corporation, the predecessor to the Company.

Item 4.  Purpose of Transactions
--------------------------------

         Not applicable.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

                  (a) The VEBA holds 656,987 shares of Common Stock, representing 10.47% of the 6,274,853 shares of Common Stock currently outstanding. In addition, the Company has the right to purchase 460,000 shares at a price of $17.00 per share under the terms of a stock purchase warrant, which is currently exercisable and expires on September 30, 2004. See Item 5(c) below. Giving effect to the exercise of this warrant, the VEBA beneficially owns 1,116,987 shares, or 16.59% of Kaiser common stock.

                  (b) The VEBA has the sole power to vote and dispose of all of the shares of Common Stock held by the VEBA.

                  (c) On November 22, 1997 the Company repurchased 2,730,950 shares of the Common Stock from the VEBA and 1,693,551 shares of Common Stock from the Pension Benefit Guaranty Corporation ("PBGC"). The VEBA and the PBGC were the Company's two largest shareholders prior to such repurchase.

                  Pursuant to a Stock Purchase Agreement dated November 22, 1999, the VEBA received $13.00 per share in cash and warrants to purchase 460,000 shares of the Company pursuant to a Stock Purchase Warrant dated November 22, 1999. The Company has agreed to register the 460,000 shares for resale under the Securities Act of 1933, pursuant to a Registration Rights Agreement dated as of November 22, 1999.

                  In addition, through a Contingent Payment Agreement with the Company dated November 22, 1999, the VEBA and the PBGC will have certain limited participation in the future success of the Company. First, if there is a qualifying sale of the Company's Mill Site real estate generally prior to December 31, 2000, the VEBA and PBGC would receive their pro rata portion of any proceeds in excess of certain minimum amount. This contingent payment would equal approximately $1.10 per share if the previously announced transaction for the sale of the Company's remaining Mill Site property to Ontario Ventures I, LLC were to close on its current terms.

                  Each  of  these  Agreements  are  filed  as  Exhibits  to this
Schedule 13D.

                  With completion of the transaction, the Company's outstanding shares of common stock were reduced from 10,699,354 shares to 6,274,853 shares . In addition, the size of the Company's Board of Directors was reduced from eleven members to seven members, with the VEBA retaining a single Board representative.

                  An independent committee of the Company's Board evaluated and negotiated the transaction and made a determination that the transaction was fair to the Company and the non-selling shareholders. Merrill Lynch served as financial advisor to the independent committee and rendered an opinion that the transaction was fair from a financial point of view to the Company and the non-selling shareholders.

                  (d)      Not applicable

                  (e)      Not applicable

Item 6.   Materials to be Filed as Exhibits
-------------------------------------------

     1. There is filed herewith as Exhibit 1 the Stock Purchase Agreement pursuant to which the VEBA sold the shares described herein to the Company.

     2. There is filed herewith as Exhibit 2 the Stock Purchase Warrant dated as of November 22, 1999 and bearing an expiration date of September 30, 2004.

     3. There is filed herewith as Exhibit 3 the Contingent Payment Agreement dated as of November 22, 1999.

     4. There is filed herewith as Exhibit 4 the Registration Rights Agreement dated as of November 22, 1999.

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1999

                                    NEW KAISER VOLUNTARY
                                    EMPLOYEES' BENEFICIARY ASSOCIATION

                                    By: /s/Ronald E. Bitonti
                                       -----------------------------------------
                                       Ronald E. Bitonti
                                       Chairman, Administrative Committee